EXHIBIT 10.1

ACCO BRANDS CORPORATION
EXECUTIVE SEVERANCE PLAN

(Effective December 1, 2007)

This Plan is intended to provide severance benefits to certain executive employees of ACCO Brands Corporation, its subsidiaries and/or affiliates (collectively the “Company”), and is intended to comply with the requirements of Section 409A of the Internal Revenue Code.  Severance benefits for Executive Officers terminated prior to December 1,2007, will be determined by any other applicable agreement or plan as in effect at the time their termination is announced.  Except as provided herein, this Plan supersedes any other severance plan maintained by the Company for Executive Officers of the Company.

SEVERANCE PLAN BENEFITS:

Coverage

All Executive Officers of the Company who are terminated by the Company without “cause” or who, following a Change of Control of the Company, terminate employment for “good reason” are covered by this Plan.  For the purposes of this Plan, the phrase “Executive Officer” shall mean (i) an employee who has been identified as such by the Board of Directors of the Company pursuant to Rule 16a-1 under the Securities Exchange Act of 1934 and any subsequent amendment thereto and who continues to be an “Executive Officer” at the time of his or her separation from service with the Company and all of its affiliates and/or (ii) any other key employee of the Company designated to be a participant under this Plan by the Company’s CEO and as approved by the ACCO Brands Corporation Board of Directors through its then acting Compensation Committee or other designee authorized by the Board of Directors.

Eligibility

Executive Officers of the Company are eligible for the severance pay set forth in this Plan in the event of involuntary separation from service by the Company without “cause” at any time or, following a Change of Control of the Company, by Executive Officer for “good reason”.

The term “cause” is defined as follows:  termination of an Executive Officer’s employment by the Company due to Executive Officer’s:

(i)           willful and continued failure to substantially perform Executive Officer’s duties with the Company, including lawful and reasonable directions from the Board, or, for Executive Officers other than the CEO, the CEO (other than any such failure resulting from the Executive Officer’s disability), after a written demand for substantial performance is delivered to Executive Officer by the Company that specifically identifies the manner in which the Company believes that Executive Officer has willfully and continuously failed to substantially perform Executive Officer’s duties, and after Executive Officer has failed to resume substantial performance of Executive Officer’s duties on a continuous basis within thirty (30) calendar days of receiving such demand;

(ii)           conviction of, or plea of guilty or nolo contendere to, (A) a felony that, in the Board’s sole discretion, substantially impairs Executive Officer’s ability to perform Executive Officer’s duties or responsibilities or (B) any other crime involving the personal enrichment of Executive Officer at the expense of the Company;

(iii)           willful engagement in conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise;

(iv)           willful and material breach of the Executive Officer’s obligations, duties and responsibilities to the Company; provided, however, that Executive Officer’s willful and material breach of Executive Officer’s obligations to (A) perform Executive Officer’s duties and responsibilities to the best of Executive Officer’s ability, (B) devote Executive Officer’s entire attention and time during reasonable business hours to the business and affairs of the Company and (C) discharge the responsibilities assigned to Executive Officer in his or her position shall not constitute “cause” unless Executive Officer has first been provided with written notice detailing such breach and a thirty (30) day period to cure such breach;

(v)           willful and material breach of the Company’s ethical code of conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise, as determined by the Board; or

(vi)           willful and material breach of Executive Officer’s fiduciary duties to the Company.

For purposes of determining “cause,” no act or omission by an Executive Officer shall be considered “willful” unless it is done or omitted in bad faith or without reasonable belief that Executive Officer’s action or omission was in the best interests of the Company.  Any act or failure to act based upon (A) authority given pursuant to a resolution duly adopted by the Board,(B) in accordance with established Company policies or upon the direction of the CEO (for Executive Officers other than the CEO), or (C) advice of counsel for the Company shall be conclusively presumed to be done or omitted to be done by Executive Officer in good faith and in the best interests of the Company.

For purposes of this Plan, a termination of Executive Officer’s employment due to his or her “disability” shall not be considered a termination of Executive Officer by the Company without “cause”.  For purposes of this Plan, “disability” shall mean Executive Officer’s inability to substantially perform Executive Officer’s essential duties and responsibilities, with or without reasonable accommodation, for a period of (i) six (6) consecutive months or (ii) one hundred-eighty (180) days in any twelve (12)-month period, as determined by a licensed physician mutually selected by the Company and Executive Officer.  If the parties cannot so agree on a licensed physician, each party shall select a licensed physician and the two licensed physicians shall select a third licensed physician who shall make such determination for this purpose.

Amount of Severance Pay – General

The amount of severance pay provided for terminations in the ordinary course (i.e., not upon, or within two (2) years after, a Change of Control) will be calculated based on the following schedule:

Tier	Amount of Severance
Tier I	24 months of base salary plus two years of bonus
Tier II	21 months of base salary plus one year of bonus
Tier III	18 months of base salary plus one year of bonus

For purposes of the above schedule, “base salary” shall be determined as of the date of the employee’s termination of employment and “bonus” shall be based on target bonus for the year of the employee’s termination. Severance shall be paid in accordance with the Company’s regular payroll schedule and, except as provided below, shall commence on the first payroll date following the date on which the separation letter and release and waiver of claims described hereinafter becomes irrevocable.  The amount of each severance payment shall be determined by adding the amount of base salary and bonus payable to the Participant as severance and then dividing that sum by the number of payroll dates during the applicable 18, 21 or 24 month severance period.

Six-Month Delay

To the extent amounts payable under this Plan (after giving full effect to any pro rata bonus payments and any amounts accrued under the Company’s retirement plans relating to a post-Change of Control separation from service), together with any other payments or benefits that are considered “deferred compensation”, are payable only on account of, and are in fact paid on account of, an “involuntary separation from service” (as defined in Treasury Regulation Section 1.409A-1(n)), (the “involuntary separation payments”), the Executive Officer shall receive, during the six (6)-month period immediately following the Executive Officer’s date of termination, payments of only such amounts of involuntary separation payments as do not exceed lesser of (x) the total involuntary separation payments, or (y) two times the compensation limit in effect under Code Section 401(a)(17) for the calendar year in which the date of termination occurs (with any amounts that otherwise would have been payable under this Plan during such six (6)-month period being paid on the first regular payroll date following the six (6)-month anniversary of the date of termination).  To the extent amounts payable hereunder are not payable only on an “involuntary separation from service” (as so defined) or if the Company reasonably determines that such termination is not an “involuntary separation from service” (as so defined), amounts that would otherwise have been paid during the six (6)-month period immediately following the date of termination shall be paid on the first regular payroll date immediately following the six (6)-month anniversary of the date of termination.

Amount of Severance Pay – Change of Control

If an Executive Officer’s employment is terminated by the Company without “cause” (as defined above) or by Executive Officer for “good reason” (as defined below) within 24 months following a Change of Control of the Company, or if such termination precedes a Change of Control and the Executive reasonably demonstrates such termination (or event constituting “good reason”) was either (i) at the request of a third party who was taking steps reasonably calculated to effect a Change of Control or (ii) otherwise in contemplation of a Change of Control, and a Change of Control actually occurs, the General schedule regarding severance pay (above) will not apply and severance pay will be determined under this Change of Control Section.

“Change of Control” shall have the meaning ascribed to such term as of December 1, 2007 in the Amended and Restated ACCO Brands Corporation 2005 Incentive Plan, as amended from time to time, or any successor plan thereto, except that for purposes of this Plan the percentage stated in Sec. 13(b)(i)(A) of said Plan shall be 30%.

“Good Reason” shall mean the occurrence of any of the following upon, or within two (2) years after, the occurrence of a Change of Control of the Company, without Executive Officer’s prior written consent:

(i)           (A)(I) any material reduction in the duties, responsibilities and/or authority assigned to Executive Officer, (II) the assignment to Executive Officer of any duties, responsibilities or authority inconsistent with the duties, responsibilities and authority assigned to Executive Officer prior to the Change of Control, or (III) a material change in Executive Officer’s reporting responsibilities, titles, offices or other positions, other than an insubstantial and inadvertent reduction that is remedied by the Company immediately after receipt of notice thereof given by Executive Officer; or (B) any removal of Executive Officer from, or any failure to re-elect Executive Officer to, any of such positions, except in connection with the termination of Executive Officer’s employment as a result of Executive Officer’s death or disability, by Company for Cause or by Executive Officer other than for Good Reason; provided, however, that with respect to the Chairman and Chief Executive Officer, Good Reason shall not exist because the Board of Directors divides the roles of Chairman and Chief Executive Officer between two individuals;

(ii)           (A) any significant reduction (more than 1% of total targeted cash compensation) in Executive Officer’s cash compensation (base salary plus target bonus opportunity), (B) a substantial reduction in the benefits provided to Executive Officer and/or (C) any failure to timely pay any part of Executive Officer’s compensation when due (including base salary and bonus) or any benefits due under any benefit plan, program or arrangement; provided, however, that Company-initiated across-the-board reductions in compensation or benefits affecting substantially all Company employees shall alone not be considered “good reason,” unless the compensation reductions exceed ten percent (10%) of Executive Officer’s cash compensation (base salary plus target bonus opportunity);

(iii)           the failure of the Company to continue in effect, or the failure to continue Executive Officer’s participation on substantially the same basis in, any of the Company’s short-

term or long-term incentive compensation plans or equivalent plans of the Company following a Change of Control unless agreed to by the Executive Officer;

(iv)           the failure of the Company to obtain a satisfactory agreement from any successor to Company to assume and agree to perform the Company’s obligations under this Agreement;

(v)           a material breach of this Agreement by the Company which is not remedied by the Company within ten (10) business days of receipt of written notice of such breach delivered by Executive Officer to the Company; or

(vi)           the Company’s requiring Executive Officer to be based at a location that is in excess of fifty (50) miles from the location of Executive Officer’s principal job location or office immediately prior to the Change of Control, except for required travel on the Company’s business to an extent substantially consistent with Executive Officer’s then present business travel obligations.

For purposes of sections (i)(A)(I) through (III) above, the duties, responsibilities and/or authority assigned to Executive Officer shall be deemed to be the greatest of those in effect during the four (4) month period prior to or during the two (2) years after the Change of Control.  Unless Executive Officer becomes disabled, Executive Officer’s right to terminate Executive Officer’s employment for Good Reason shall not be affected by Executive Officer’s incapacity due to physical or mental illness.  Executive Officer’s continued employment shall not constitute consent to, or a waiver or rights with respect to, any circumstance constituting Good Reason.

The amount of severance pay provided for terminations following a Change of Control will be calculated based on the following schedule:

Tier	Amount of Severance
Tier I	2.99 times base salary plus 2.99 times bonus
Tier II	2.25 times base salary plus 2.25 times bonus
Tier III	2 times base salary plus 2 times bonus

For purposes of the above schedule, “base salary” shall be determined as of the date of Executive Officer’s termination of employment and “bonus” shall be based on the greater of (i) target bonus for the year of Executive Officer’s termination, or (ii) the bonus that would be paid using the Company’s most recent financial performance outlook report that is available as of Executive Officer’s termination date.

Payment of Severance

An Executive Officer will receive payment of severance resulting from a Change of Control that is also a change in the ownership or effective control of the Company (as defined in

Treasury Regulation §1.409A-3(i)(5)) in a single lump sum payment as soon as administratively practicable following the Executive Officer’s date of termination and the date on which the separation letter and release and waiver of claims described hereinafter becomes irrevocable.  If the Change of Control is not also a change in the ownership or effective control of the Company (as so defined), the Executive Officer will receive payment in the form provided under Amount of Severance Pay - General.  In either event, payment is subject to the requirements of the Six Month Delay provision of the Plan, and to normal payroll taxes and required withholding, and deductions for applicable medical, dental and flexible spending account coverage, and, upon payment, may be immediately applied to pay any amounts the employee owes the Company.  If an Executive Officer dies after signing the separation letter and release and waiver of claims but before receipt of severance pay, payment will be made to the Executive Officer’s estate.

Pro Rata Bonus

If an Executive Officer is receiving Change of Control severance, he or she shall also be entitled to a pro rata bonus for the year of the Executive Officer’s termination with the amount of the full year bonus determined as above (Amount of Severance – Change of Control) and multiplied by a fraction, the numerator of which is the number of days elapsed during the year of the Executive Officer’s termination (to and including the date of termination), and the denominator of which is 365.

Benefit Coverage

Medical, dental and vision coverage will continue at active employee rates for so long as the Executive Officer is receiving severance benefits (or over the period for which severance is calculated).  Thereafter, the continuation coverage period under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) will start, and the Executive may continue such coverage at standard COBRA rates.  All other employee benefit plans terminate on the Executive Officer’s date of termination.  Severance payments will not be considered eligible earnings under the Company’s pension and 401(k) plans, and the period of severance will not count towards credited service and vesting severance under the Company’s pension and 401(k) plans.

If during the Severance Period a former Executive Officer accepts employment with a new employer, any medical and dental benefits provided under the Company’s plans at the employee contribution rates pursuant to the preceding paragraph will be discontinued when the former employee is eligible for coverage under the new employer’s plans.  Coverage may be continued at standard COBRA rates only in accordance with the COBRA provisions of the Company’s medical, dental and vision plans.  A former employee must notify the Human Resources Department in writing when he or she obtains coverage under a new employer’s plans.

Retirement Benefits

If an Executive Officer is receiving Change of Control severance, and is an active participant in the Company’s defined contribution retirement plan as of the date of his or her termination, the Company shall pay the Executive an additional amount equal to the amount of Company contributions (match and retirement contributions) that would have been contributed to the plan over the period that Change of Control severance is calculated.  The amount of matching contributions shall be equal to the maximum matching percentage under the plan as of the date of termination, and the amount of the Company retirement contribution shall be based on the greatest such contribution (as a percentage of pay) for the three (3) plan years immediately preceding the Change of Control.

If an Executive Officer is receiving Change of Control severance, and is an active participant in the Company’s defined benefit pension plan as of the date of his or her termination, then in addition to the retirement benefits to which the Executive is entitled under the Company’s qualified and non-qualified defined benefit pension plans (collectively “Pension Plans”), the Company shall pay the Executive monthly an amount equal to the excess of (i) over (ii) below where

(i)           equals the sum of the aggregate monthly amounts of pension benefits (determined as a straight life annuity) to which the Executive would have been entitled under the terms of the Pension Plans in which he was an active participant as of the date of termination determined as if he were fully vested thereunder and had accumulated additional years equal to the period of time over which Change of Control severance is calculated, and where

(ii)           equals the sum of the aggregate monthly amounts of pension payments (determined as a straight life annuity) to which the Executive is entitled under the terms of each of the Pension Plans in which he was an active participant at the date of the Change of Control.

For purposes of clause (i), the amount of Change of Control severance pay shall be considered as part of the Executive’s final average earnings under the non-qualified pension plan.  The supplemental pension benefits determined under this Plan shall be payable by the Company to the Executive in the same manner and for as long as his pension benefits under the Company’s non-qualified pension plan and shall be adjusted actuarially to reflect payment in a form other than a straight life annuity.  Benefits which commence prior to normal retirement age shall be actuarially reduced to reflect early commencement to the extent, if any, provided in the Company’s non-qualified pension plan.

Outplacement

If an Executive Officer is receiving any severance benefits under this Plan, he or she shall also be entitled to receive outplacement assistance with a provider chosen by the Company for a value of up to the amount set forth in the following table:

Tier	Amount of Outplacement
Tier I	$60,000
Tiers II & III	$30,000

Only those outplacement services incurred before the end of the second calendar year after the year during which the separation from service occurred shall be reimbursed under this Plan.

Vacation

Executive Officers will receive pay for all unused and accrued vacation for the year of termination as a part of their final regular pay.  Payment will be made in conformance with prevailing state laws.

Other Company Payments

Notwithstanding any provision of this Plan to the contrary, the severance benefits under this Plan shall be reduced, but not below zero, by the severance benefits then payable to an Executive Officer under any other agreement, understanding, plan, policy, program or arrangement of the Company or a subsidiary or affiliate of the Company in effect or in force at the time of the Executive Officer’s termination of employment~~.~~; provided, however, that such offset shall not operate to accelerate or defer the payment of any deferred compensation subject to Code Section 409A.

Excise Tax Gross-Up

If the Executive Officer becomes subject to the excise tax imposed by Code Section 4999 (the “Parachute Excise Tax”), the Company and Executive Officer agree that:

(i)           If the aggregate of all “parachute payments” (as such term is used under Code Section 280G) does not exceed 330% of the “base amount” (as such term is used under Code Section 280G), then the parachute payment shall be reduced to 299.99% of such  base amount;

(ii)           If the aggregate of all parachute payments exceeds 330% of the base amount, then the Company shall pay to Executive Officer a tax gross-up payment so that after payment by or on behalf of Executive Officer of all federal, state, and local excise, income, employment, Medicare and any other taxes (including any related penalties and interest) resulting from the payment of the parachute payments and the tax gross-up payments to Executive Officer by the Company, Executive Officer retains on an after-tax basis an amount equal to the amount that Executive Officer would have retained if Executive Officer had not been subject to the Parachute Excise Tax;

(iii)           The computation of the excess parachute payment in accordance with Code Section 280G shall be done by a nationally recognized and reputable independent accounting or valuation firm selected and paid for by the Company;

(iv)           Executive Officer shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of any tax gross-up payments.  Such notification shall be given as soon as practicable but no later than ten (10) business days after Executive Officer is informed in writing of such claim and shall apprise Company of the nature of such claim and the date on which such claim is requested to be paid.  The Executive Officer shall not pay such claim prior to the expiration of the thirty (30)-day period following the date on which Executive Officer gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If  the Company notifies Executive Officer in writing prior to the expiration of such period that it desires to contest such claim, Executive Officer shall:

(A)           give the Company any information reasonably requested by the Company relating to such claim,

(B)           take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(C)           cooperate with the Company in good faith in order effectively to contest such claim, and

(D)           permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive Officer harmless, on an after-tax basis, for any excise tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.  Without limitation on the foregoing provisions of this section of the Plan shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive Officer to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive Officer agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Executive Officer to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Executive Officer, on an interest-free basis and shall indemnify and hold Executive Officer harmless, on an after-tax basis, from any excise tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive Officer with respect to which such contested amount is claimed to be due is limited solely to such contested amount.  Furthermore, the  Company’s control of the contest shall be limited to issues with respect to which a gross-up payment would be payable hereunder and Executive Officer shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority; and

(E)           If, after the receipt by Executive Officer of an amount advanced by the Company pursuant to this Section of the Plan, Executive Officer becomes entitled to receive any refund with respect to such claim, Executive Officer shall (subject to the Company’s complying with the requirements of this Section) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).  If, after the receipt by Executive Officer of an amount advanced by the Company pursuant to this Section, a determination is made that Executive Officer shall not be entitled to any refund with respect to such claim and the

Company does not notify Executive Officer in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of gross-up payment required to be paid.

Release of Claims

In no event will an Executive Officer be eligible for General or Change of Control severance benefits under this Plan until the Executive Officer signs a separation letter along with a release and waiver of claims in the form proposed by the Company; provided that such release and waiver of claims must be presented by the Company to the Executive Officer within 14 days after the Executive Officer’s separation from service and must be executed and become irrevocable no later than the earlier to occur of the date set forth in such release or 90 days after such separation from service.

Legal Fees

All reasonable costs and expenses (including fees and disbursements of counsel) incurred by Executive Officer in seeking to interpret this Plan or enforce rights pursuant to this Plan shall be paid on behalf of or reimbursed to Executive Officer promptly by the Company, if Executive Officer is successful in asserting such rights.  The Executive Officer may waive such payment for tax or any other reasons.

Administration

This Plan shall be administered by the Compensation Committee of the Board of Directors or any comparable committee designated to do so by the Board (the “Plan Administrator”).  The Plan Administrator may designate persons to carry out its responsibilities under this Plan.

Amendment and Termination

The statements contained in this Plan are not intended to create nor are they to be construed to constitute conditions of employment or a contract of employment between the Company and any employee.  Except as provided in the following sentence, the Company reserves the right to modify, suspend or terminate the Plan or the benefits provided at any time without prior notice to any Executive Officer.  Solely with respect to the provisions under “Amount of Severance Pay – Change of Control”, no amendment or termination of such provisions will be effective until 24 months following the date a notice of such amendment or termination is provided to Executive Officers of the Company.

Benefit Claim Process

The Company will notify Executive Officers of any amounts of severance benefits payable under this Plan.  If an Executive Officer does not receive severance pay benefits within 60 days (or such later date as required under Code Section 409A) of his or her date of termination, he or she may assume that the Plan Administrator has determined that such

Executive Officer is not eligible for severance pay benefits.  If any Executive Officer believes that he or she has been denied severance pay benefits to which he or she may be entitled, the Executive Officer should submit a written claim for severance pay benefits to the Chairman of the Plan Administrator.  The Chairman of the Plan Administrator will notify the employee of any claim for severance pay that is denied, in whole or in part, within 30 days of the date the claim is received (unless special circumstances required additional time for processing the claim).

OTHER TERMS:

No Vesting

No provision of this Plan shall be construed as giving rise to or granting any vested right to receive severance benefits.

Code Section 409A

To the extent applicable, it is intended that this Plan shall comply with the provisions of Code Section 409A, and this Plan shall be construed and applied in a manner consistent with this intent.  In the event that any payment or benefit under this Plan is determined by the Company to be in the nature of a deferral of compensation, then unless otherwise provided, the Company shall take such actions as it reasonably determines to ensure that such payments comply with the applicable provisions of Code Section 409A and the Treasury Regulations thereunder.

Effective Date: DECEMBER 1, 2007